TASTES MARKETS, INC.

FINANCIAL STATEMENTS FOR THE PERIOD ENDING
OCTOBER 31, 2021 (FROM THE DATE OF INCEPTION)

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT
DATE ISSUED: 13 December 2021

TASTES MARKET, INC.

Reviewed Financial Statements

FOR THE PERIOD ENDING OCTOBER 31, 2021 (FROM THE DATE OF INCEPTION)

CONTENTS OF REPORT

INDEPENDENT ACCOUNTANT'S REVIEW REPORT 3

BALANCE SHEET 4

STATEMENT OF INCOME 6

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY 7

STATEMENT OF CASH FLOWS 8

NOTES TO FINANCIAL STATEMENTS 9

Lama Najib
Certified Public Accountant in
the United States of America
License 0033681
State of Colorado

PROCYON FINANCIAL LLC

24A Trolley Square #2289

Wilmington, DE 19806

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the shareholders of TASTES MARKET, INC.,

3208 S. Congress Ave.,

Austin, Texas 78704

I have reviewed the accompanying financial statements of TASTES MARKET, INC., which comprise the Balance Sheet as of October 31, 2021 (from the date of inception), and the related Statements of Income, Cash Flows and Changes in Members' Equity for the period then ended, and the notes to the financial statements comprising a summary of significant accounting policies and other explanatory information. A review includes primarily applying analytical procedures to Management's financial data and making inquiries of company Management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the U.S.A; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the U.S.A. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountants' Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the U.S.A.


12/13/2021

TASTES MARKET, INC.

BALANCE SHEET

AS OF OCTOBER 31, 2021 (FROM THE DATE OF INCEPTION)

		As of October 31, 2021	As of December 31, 2020
Assets			
Current assets:			
Cash and cash equivalents	$	128,076	-
Property 'Off-Market' Deposits		47,000	-
Total current assets		175,076	-
Fixed assets:			
Property, plant & equipment:			
Computers		2,140	-
Property Developments		1,650	-
(less accumulated depreciation)		(133)	-
Total Fixed Assets		3,657	-
Non-current assets:			
Total non-current assets		-	-
Total Assets	$	**178,733**	-
Liabilities & Stockholders' Equity			
Current liabilities:			
Credit cards	$	3,499	-
Other payables		620	-
Accounts Payable		22,733	-
Total current liabilities		26,852	-
Non-current Liabilities:			
Total non-current liabilities		-	-
Total Liabilities:	$	**26,852**	-

The accompanying notes are an integral part of these financial statements.

TASTES MARKET, INC.

BALANCE SHEET

(Continued)

AS OF OCTOBER 31, 2021 (FROM THE DATE OF INCEPTION)

		As of October 31, 2021	As of December 31, 2020
Stockholders' equity (deficit):			
Common stock, $0.0001 par value, 3,000,000 shares authorized, 104,583 shares issued and outstanding as of October 31, 2021 (from the date of inception)		10	-
Additional Paid-in Capital - Common stock		294,990	-
Accumulated Profits (losses)		-	-
Net income (loss)		(143,119)	-
Total stockholders' equity (deficit):		151,881	-
Total Liabilities and stockholders' equity (deficit)	$	**178,733**	-

The accompanying notes are an integral part of these financial statements.

TASTES MARKET, INC.

STATEMENT OF INCOME

FOR THE PERIOD ENDING OCTOBER 31, 2021 (FROM THE DATE OF INCEPTION)

		2021	2020
Revenue:			
Sales	$	-	-
Total revenues		-	-
Cost of goods sold		-	-
Gross Profit		-	-
Expenses:			
Salaries, benefits & payroll taxes		35,490	-
Advertising & Marketing		15,741	-
IT software & consumables		7,966	-
Insurance		52	-
Legal & Professional Services		34,093	-
Materials & Equipment		300	-
Travel		222	-
Meals & Entertainment		1,085	-
Consulting & Contractors		37,763	-
General & Administrative		8,904	-
Office supplies		179	-
Bank Charges & Fees		202	-
Depreciation		133	-
Miscellaneous expenses		989	-
Total Expenses		143,119	-
Income from operations (loss)		**(143,119)**	-
Other Income (Expenses):			
Total Other Income (expenses)		-	-
Net income (loss) for the period		**(143,119)**	-

The accompanying notes are an integral part of these financial statements.

TASTES MARKET, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE PERIOD ENDING OCTOBER 31, 2021 (FROM THE DATE OF INCEPTION)

	Common Stock	Amount	Retained Earnings (accumulated deficit)	Additional Paid in Capital	**Total**
Beginning Balance, December 31, 2020	-	-	-	-	-
Issuance of Common stock	104,583	10	-	294,990	**295,000**
Distributions	-	-	-	-	-
Net income (loss)	-	-	(143,119)	-	**(143,119)**
Ending Balance, October 31, 2021	**104,583**	**10**	**(143,119)**	**294,990**	**151,881**

TASTES MARKET, INC.

STATEMENT OF CASH FLOWS

FOR THE PERIOD ENDING OCTOBER 31, 2021 (FROM THE DATE OF INCEPTION)

		As of October 31, 2021	As of December 31, 2020
Cash flow From Operating Activities:			
Net income (loss)	$	(143,119)	-
Adjustments to reconcile net income to net cash provided (used) by operating activities:			
Depreciation expense		133	-
Changes in:			
Property 'Off-Market' Deposits		(47,000)	-
Accounts Payable		22,733	-
Other payables		620	-
Credit Cards		3,499	-
Net cash provided (used) by operating activities		**(163,134)**	-
Cash flow From Investing Activities:			
Asset acquisitions and property development		(3,790)	-
Net cash provided (used) by investing activities		**(3,790)**	-
Cash flow from Financing Activities			
Proceeds from issuance of Common stock		295,000	-
Net cash provided (used) by financing activities		**295,000**	-
Increase (decrease) in Cash		128,076	-
Cash, beginning of period		-	-
Cash, end of period	$	**128,076**	**-**

The accompanying notes are an integral part of these financial statements.

TASTES MARKET, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE PERIOD ENDING OCTOBER 31, 2021 (FROM THE DATE OF INCEPTION)

About the Company & its Nature of operations

TASTES MARKET, INC. ('the Company'), is a corporation formed under the laws of the State of Texas. The Company was initially organized as a limited liability company in Texas on April 8, 2021, before subsequently converting to a corporation on June 15, 2021. The Company operates in the retail food industry and connects food producers to consumers by leasing out shelf spaces to producers.

Fiscal year

The Company operates on a December 31st year-end.

Summary of significant accounting policies:

Basis of accounting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the U.S.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste.

These adverse conditions could affect the Company's financial condition and the results of its operations.

TASTES MARKET, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE PERIOD ENDING OCTOBER 31, 2021 (FROM THE DATE OF INCEPTION)

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents. The Company held no cash equivalents as of October 31, 2021 (from the date of inception).

TASTES MARKET, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE PERIOD ENDING OCTOBER 31, 2021 (FROM THE DATE OF INCEPTION)

Property, plant, and Equipment

Property, plant, and equipment (PPE) are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation and amortization are recorded using the straight-line method over estimated useful lives ranging from 3 to 5 years.

The Company owned no properties or land as of October 31, 2021 (from the date of inception). PPE consist of Computers and costs incurred to develop property.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred, or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Expense Recognition

The Company recognizes and records expenses for services, supplies and other products as they are incurred and accrues those amounts which relate to payments that are yet to be paid to vendors as 'Accounts payable'.

Advertising & Marketing

Advertising and Marketing costs are expensed as incurred and consist of payments to various vendors for services/products to promote the Company's products.

TASTES MARKET, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE PERIOD ENDING OCTOBER 31, 2021 (FROM THE DATE OF INCEPTION)

Income taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

The Company is subject to franchise tax in the State of Texas.

Property 'Off-Market' deposit

Pursuant to a property lease agreement executed on October 1, 2021, the Company prepaid an amount equal to $35,000 as a one-time non-refundable 'Off Market Fee' which is independent consideration for the lessor's agreement to hold the leased premises off-market from the date of execution of the lease until changes to the premises are approved. As per the agreement, he Company will be liable for a second one-time non-refundable 'Off Market Fee' for an amount equal to $12,000 within 10 days following the administrative and regulatory approval of changes to the premises.

Additionally, the Company will be liable for a security deposit in the amount of $20,000 upon the rent commencement date and this security deposit will not be considered an advance payment of rental or a measure of the lessor's damages.

Payments under the lease (after the Rent commencement date) depend on the following phases:

a) Build-Out Phase: The "Build-Out Phase" will be the 6-month period commencing on the Rent Commencement Date; and ending 180 days thereafter. The Company will contract with a general contractor to execute the improvements to the building needed to adapt the space to the Company's needs. During the Build-Out Phase, The Company will pay the following amounts as rent:

- NNN escrows of $12 psf, or $5,333.34 per month.

- A monthly amount equal to $13,333.33 per month, representing an aggregate of $80,000 of the base rent due to Lessor for the Build-Out Phase (or $13,333.33 per month during the Build-Out Phase), to be paid with securities of the Company issued to Lessor.

- $10 psf in cash base rent, or $4,444.44 per month.

b) Launch and Expand Phase: The "Launch and Expand Phase" will be the 18- month period commencing on the day following the expiration of the Build-Out Phase and ending 540 days thereafter. For the 1st 6 months of the Launch and Expand Phase, the Company will pay the following amounts as rent:

- NNN escrows of $12 psf or $5,333.34 per month.

- A Monthly amount equal to $1,333.33 per month, representing part of the obligation to pay base rent, to be paid with securities issued to the lessor.

- $27 psf in cash base rent or $12,000 per month.

For the next 12-month period of the Launch and Expand Phase, the Company will pay the following amounts as rent:

- NNN escrows based on Year End Reconciliation of actual 2022 expenses.

-$30 psf base rent, adjusted based on changes to the CPI, beginning on January 1, 2023 (using September 2022 to September 2023 CPI-U).

C) Expansion Phase B: The "Expansion Phase" will be the 8-year period commencing the day following the expiration of the Launch and Expand Phase, and ending on eight (8) years thereafter. During the Expansion Phase, The Company will pay the following amounts as rent:

- The rent for the first year of the Expansion Phase which will be the rent for the last calendar year of the Launch and Expand Phase, adjusted in accordance with the CPI.
- Adjustments to the base rental will be made each year, commencing on January 1, by the CPI.
- On the first day of each calendar quarter of the Expansion Phase, Lessor shall have the right (but not the obligation) to elect to receive securities of the Company in lieu of receiving up to 10% of the cash base rental amount due to Lessor for the three months of such calendar quarter.

Recently issued accounting pronouncements

In *February 2016,* the FASB issued ASU *2016-02,* Leases ("ASU *2016-02*"), which is codified in ASC *842,* Leases ("ASC *842*") and supersedes current lease guidance in ASC *840,* Leases. ASC *842* requires a The Company to recognize a right-of-use asset and a corresponding lease

liability for substantially all leases. The lease liability will be equal to the present value of the remaining lease payments while the right-of-use asset will be similarly calculated and then adjusted for initial direct costs. In addition, ASC *842* expands the disclosure requirements to increase the transparency and comparability of the amount, timing and uncertainty of cash flows arising from leases. In *July 2018*, the FASB issued ASU *2018-11*, Leases ASC *842:* Targeted Improvements, which allows entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption.

The new standard is effective for emerging growth companies that have elected to use private company adoption dates for fiscal years beginning after *December 15, 2021*, and interim periods within fiscal years beginning after *December 15, 2022*. The Company plans to adopt the new standard effective for the year ending *December 31, 2022*. The Company is currently evaluating the impact of the pending adoption of the new standard on the financial statements.

Equity

Under the articles of incorporation, the Company is authorized to issue Class A Common Stock and Class B Common Stock. The total number of shares of Common Stock authorized to be issued is three million (3,000,000) shares. The total number of shares of Class A Common Stock authorized to be issued is two million four hundred thousand (2,400,000) shares at a par value of $0.0001 per share. The total number of shares of Class B Common Stock authorized to be issued is six hundred thousand (600,000) shares at a par value of $0.0001 per share.

Class A Common Stock

As of October 31, 2021 (from the date of inception), the total number of shares of Class A Common Stock issued and outstanding was 101,250.

TASTES MARKET, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE PERIOD ENDING OCTOBER 31, 2021 (FROM THE DATE OF INCEPTION)

Class B Common Stock

As of October 31, 2021 (from the date of inception), the total number of shares of Class B Common Stock issued and outstanding was 3,333.

Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

Subsequent events

The Company evaluated subsequent events through November 1, 2021, the date on which the financial statements were available to be issued. There are no additional events that have occurred such that adjustments to the amounts or disclosures presented in the notes to the financial statements are warranted.

Tastés

GROCER BY THE PEOPLE

Come Taste Local

WE HAVE IMPRESSIVE PROOF OF CONCEPT

RECAP:

WHAT DO GROCERY SHOPPERS WANT?

CONSUMERS WANT HIGH QUALITY,
LOCALLY PRODUCED FOOD AT EQUAL TO OR LESS THAN CONVENTIONAL FOOD.

THINK FARMER'S MARKET FOOD AT AFFORDABLE PRICES & CONVENIENTLY ACCESSIBLE.

WHAT DO FOOD PRODUCERS WANT?

THOUSANDS OF SMALL AND MID-SIZED FOOD PRODUCERS
WANT TO SELL DIRECTLY TO CONSUMERS IN A BRICK AND MORTAR SETTING,
BUT BARRIER OF ENTRY INTO A TRADITIONAL GROCERY STORE IS
COST PROHIBITIVE AND HIGHLY COMPLEX.

INDUSTRY AVERAGE OF $50K IN SLOTTING FEES ALONE BEFORE ANY OTHER FEES

HOW?

HOW TASTES CAPITALIZES ON THE GAP

WE SIMPLY RETRO-FIT SPACES INTO UPSCALE GROCERY STORES & LEASE OUT SHELF SPACES TO *LOCAL FOOD PRODUCERS* AT JUST $215 PER MONTH SO THEY CAN SELL DIRECT TO CONSUMERS AFFORDABLY.

HIGH COST OF ENTRY

COMPLEX GROCERY SYSTEM

NO MIDDLE-MAN MARKUP

=

SOURCE DIRECT FOOD

AT SOURCE DIRECT PRICING

SIMPLE REVENUE MATH OF 1 STORE

500 SHELF SPACES X $215/MTH PLUS OTHER SALES

GROSS $6.7M

NET $3.25M

264 STORES IN USA = NET $855M

528 STORES IN EUROPE = NET $1.7B

Tastes

GROCER BY THE PEOPLE

Come Taste Local

PROOF IS IN THE PUDDING

DEC 31

- 80% SHELF SPACES OCCUPIED WITH DEPOSITS IN HAND BY JAN 2022
- 2000 EXCITED SHOPPERS SIGNED UP WITH CAC OF $0.50 PER SHOPPER

APR '22

- 95% SHELF SPACES LEASED
- 4000 SHOPPERS SIGNED UP
- CONSTRUCTION IS 25% COMPLETE

SEPT '22

PROJECTED GRAND OPENING

WHAT'S ON THE HORIZON?

1. WE ARE EXPLORING ACQUISITION OF EXISTING LOCAL GROCERS WITH GREAT LOCATIONS, STRONG CUSTOMER AND VENDOR BASES TO RETRO-FIT AND RE-BRAND AS TASTES. MERGER/ACQUISITION WITH THESE GROCERS RAPIDLY CAPTURE MARKET SHARE WITHIN A YEAR VS. ESTABLISHING BRAND NEW LOCATIONS OVER MULTIPLE YEARS.

2. WE ARE CREATING AN ENDLESS PIPELINE OF NEW FOOD BRANDS THAT MATCH OUR TARGET LEASSORS OF SHELF SPACES WITH "LEVEL UP", A RECURRING, FREE 14-PART BOOTCAMP THAT ATTRACTS NEW AND ESTABLISHED FOOD BRANDS THAT WANT TO GROW THEIR BUSINESS.

3. WE ARE BUILDING THE FOUNDATION THAT ESTABLISHES A STRONG SERVANT LEADERSHIP IN FOOD RETAIL. TASTES FOUNDED FRRT (FOOD REVOLUTION ROUND TABLE) LAUNCHING IN JANUARY WITH 22 COMMUNITY LEADERS. THE MISSION IS TO RE-DESIGN THE FOOD SYSTEM ACROSS THE NATION WITH THE HELP OF COMMUNITY LEADERS ACROSS AMERICA JOINING US AT OUR ROUND TABLE.

THE *Tastés* EXPERIENCE

DESIGN BY VARIANT

BLOCK PLAN


STORAGE
BAKERY
CAFE
WINE CAVE
PRODUCE
COFFEE

RENDERING


BREAD



FEEL
















CHEESE & CHARCU



INVEST ALONG WITH A SEASONED TEAM
WITH MULTIPLE EXITS AND 150 YEARS EXPERIENCE



STEVEN LARKIN

INTERIM CMO, MARKETING ADVISOR
20 YEARS EXPERIENCE. C-LEVEL EXECUTIVE OF ZALES, GOLFSMITH, MACY'S. EXPERIENCED IN OMNI-CHANNEL RETAIL IN FORTUNE 100, STARTUPS, PUBLIC AND PRIVATE EQUITY. HAS HAD MULTIPLE SUCCESSFUL EXITS.



CHERYL CUNNINGHAM

FOUNDER AND CEO
20 YEARS EXPERIENCE. C-LEVEL EXECUTIVE OF STARTUPS. EXPERIENCED IN FORTUNE 100, FOOD AND BEVERAGE, RETAIL, ENTERTAINMENT, MARKETING REAL ESTATE, AND SERVICES.



STEVEN SIEGEL

CO-FOUNDER, GLOBAL EXPANSION ADVISOR
35 YEARS EXPERIENCE. C-LEVEL EXECUTIVE OF FORTUNE 1000 COMPANIES. EXPERIENCED IN AI, E-COMMERCE, CONSUMER GOODS, RETAIL, FASHION, FINANCE, FINTECH WITH MULTIPLE SUCCESSFUL EXITS.



QINGBIN YUAN

RESEARCH & DEVELOPMENT ADVISOR
20 YEARS EXPERIENCE. HEAD INNOVATOR OF R&D WITH HERSHEYS. EXPERIENCED IN PRODUCT DEVELOPMENT, AGILE INNOVATION, AND OPERATIONS FOR FORTUNE 500 - 1000 COMPANIES



JOSH HOFFMAN

SALES, TECH, OPERATIONS ADVISOR
20 YEARS EXPERIENCE. GLOBAL SALES LEADER IN FORTUNE 100, MENTOR IN ACCELERATORS FOR STARTUPS. EXPERIENCED IN TECHNOLOGY, SAAS, AND SERVICES



JIM ELIASBERG

HEAD COUNSEL AND LEGAL ADVISOR
35 YEARS EXPERIENCE. HEAD LEGAL COUNSEL OF TACO CABANA, GOLFSMITH, CITIZENS. EXPERIENCED IN REAL ESTATE, CONSUMER GOODS RETAIL, FOOD RETAIL, SUPREME COURT, AND LANDMARK CASES

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